

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2018

Carl Firth
Chief Executive Officer and Chairman
ASLAN Pharmaceuticals Limited
83 Clemenceau Avenue #12-03 UE Square
Singapore 239920

Re: ASLAN Pharmaceuticals Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 31, 2018
CIK No. 0001722926

Dear Dr. Firth:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 31, 2018

Use of Proceeds, page 54

1. We note your revisions in response to our prior comment 14 indicating that your net proceeds will be sufficient to complete the global pivotal trial and China pivotal trial for *varlitinib* in bilitary tract cancer and that you will need additional funding to complete your global Phase 2/3 clinical trial for *varlitinib* in gastric cancer. Please further revise your disclosure to state whether you will require additional capital to complete the global clinical trials for ASLAN003 in AML and ASLAN004 preclinical and Phase 1 clinical

trials and, if so, the amounts and sources of other funds needed for each such purpose. Refer to Item 3.C.1 of Form 20-F.

Capitalization, page 56

2.   Please tell us your consideration of the $12 million upfront payment made to Array under the new license agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Out-licensing Agreements, page 61

3.   We note your response to our prior comment 15 that you do not view your out-licensing agreement with Hyundai as material. We are unable to agree with this analysis based on your response at this time. Please provide further analysis regarding why the agreement is not material to your business. In your analysis, please also supplementally provide additional information regarding the agreement, including the stage of development of the drug candidate; the aggregate development, regulatory and commercial milestone payments receiveable; and the royalty percentage receivable. With respect to this information to be provided supplementally, you may request confidential treatment pursuant to Rule 83.

Business
Varlitinib (ASLAN001), page 78

4.   We note your response to our prior comment 19 that you revised your disclosure to indicate the disclosed p-value was not statistically significant and that the disclosed p-value of 0.075 is statistically significant within the generally accepted definition of such term, but does not meet the FDA's specified threshold for statistical significance for the trial. It does not appear you have revised your disclosure to indicate the p-value was not statistically significant. Please revise your disclosure to clarify the p-value the U.S. FDA uses in evaluating the results of a clinical trial and whether your results met such threshold.

5.   We note your disclosure on page 85 that one patient experienced a serious adverse event in the randomized open label Phase 2 clinical trial in HER2 amplified patients. Please disclose the serious adverse event and whether it was assessed as drug-related. If drug-related, please also disclose the serious adverse event in your risk factor on page 17.

You may contact Sasha Parikh at 202-551-3627 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Christopher Edwards at 202-551-6761 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Charles S. Kim - Cooley LLP